EXHIBIT 4(n)

WAIVER OF CHARGES RIDER

Benefit—Subject to this rider’s terms, we will waive any monthly Cost of Insurance Charges, any monthly Administrative Charges and any monthly cost of any rider benefits for this policy which fall due while the Insured is totally disabled.

We will not waive any charges, which fall due more than one year before we receive proof of total disability. We will not waive any charges, which fall due before the Insured’s age 5. If total disability begins during the grace period for an unpaid premium, that premium must be paid in order to establish a valid claim under this rider.

Total Disability—Total disability means a condition which:

•	results from bodily injury accidentally sustained or disease which first manifests itself while this rider is in effect;
•	occurs before the Insured’s age 60;
•	lasts continuously for at least 3 months; and, either
•	stops the Insured from performing the substantial and material duties of the job; or
•	includes the Insured’s total and irrecoverable loss of sight of both eyes or use of two hands, two feet or one hand and one foot.

During the first 24 months of disability, “the job” means the Insured’s occupation for pay or profit at the time total disability began. After that, “the job” means any job for which the Insured is or becomes reasonably fitted by education, training or experience. If the Insured is a student when disability begins, “the job” means attending school.

If the Insured becomes totally disabled, any monthly charges that were deducted during the three-month waiting period will be credited back to the policy.

Notice of Disability Claim—We must receive notice of the Insured’s total disability, at our home office, on forms we provide during the Insured’s lifetime and while the Insured is disabled. If it is not reasonably possible for you to give us notice within the time limits, you must give us notice within one year from the time total disability ends.

Proof of Disability—Before we pay a benefit, we must receive proof of total disability. From time to time after the Insured is disabled, we may require proof of continuing disability. This proof may include a medical exam by a physician we select and pay. After two years of disability, we will not require such proof more than once a year. We will not require proof after the Insured’s age 70.

War Service Not Covered—Disability occurring in a period during which the Insured is in the armed forces of any country at war (declared or not) is not covered under this rider. No insurance charges for this rider will be made for such a period. If any such charges are made, we will reverse them.

Insurance Charges—The monthly Insurance Charge for this rider is the result of multiplying the applicable monthly Waiver of Charges Rate as shown in the Policy Specifications pages by the sum of the Net Amount at Risk as calculated under the policy plus the Benefit Amount for any Annual Renewable and Convertible Term Rider present.

Effective Date—This rider is effective on the Policy Date unless otherwise stated. This rider will terminate (without affecting any claim for disability occurring before such termination) on the earliest of:

•	your Written Request; or
•	lapse or termination of the policy; or
•	when the Insured becomes age 60.

Incontestability—This rider will be incontestable after 2 years from it’s issue date, excluding any period the insured is disabled.

General Conditions—This rider is part of the policy to which it is attached. All terms of the policy that do not conflict with this rider’s terms apply to this rider.

Signed for Pacific Life Insurance Company at our Home Office, 700 Newport Center Drive, Newport Beach, California 92660.

/s/ Thomas C. Sutton Chairman and Chief Executive Officer	/s/ Audrey L. Milfs Secretary